UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-12970

Goldcorp Inc.
(Translation of registrant's name into English)

Suite 3400 - 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐         Form 40-F     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibit 99.1 (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016) and Exhibit 99.2 (Audited Consolidated Financial Statements of the Company for the year ended December 31, 2016) to this Report on Form 6-K shall be incorporated by reference into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-211892 on Form F-10 of the Company, as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: February 15, 2017	/s/ Anna M. Tudela
Name: Anna M. Tudela Title: Vice-President, Diversity, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016

99.2	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2016

99.3	Consent of Deloitte LLP, Independent Registered Public Accounting Firm